Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Trustees
National Storage Affiliates Trust:
We consent to the incorporation by reference in the registration statements on Form S-3 (Nos. 333-211570 and 333-211974) and Form S-8 (No. 333‑208602) of National Storage Affiliates Trust of our report dated February 28, 2017, with respect to the consolidated balance sheets of National Storage Affiliates Trust as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and the related financial statement schedule, which report appears in the December 31, 2016 annual report on Form 10‑K of National Storage Affiliates Trust.
/s/ KPMG LLP

Denver, Colorado
February 28, 2017